Exhibit 99.12

CONSENT OF PAUL KELLER

March 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

Re:	Excellon Resources Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2020 (the “Form 40-F)

I, Paul Keller, in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2020 (the “AIF”), and the Company’s Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019 (the “Annual MD&A”), which included references to my name, to my review and approval of the scientific and technical information contained in the AIF and the Annual MD&A, and to the technical report entitled “Technical Report for the Platosa Silver-Lead-Zinc Mine, Mexico”, dated September 7, 2018 hereby consent to (i) the reference of my name in the AIF and the Annual MD&A, (ii) the inclusion of my name in the Form 40-F, and any amendments thereto, and (iii) the use of information derived from the technical report in the AIF, Annual MD&A, and the Form 40-F, and any amendments thereto.

(Signed) “Paul Keller”
Name:	Paul Keller, P.Eng.